December 4, 2013

Via EDGAR

William H. Thompson

Accounting Branch Chief

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-0404

Re:	Response to Comments received from the Staff of the Commission with respect to

Form 10–K for Fiscal Year Ended January 31, 2013, filed on April 5, 2013 and Form 10-Q for Fiscal Quarter Ended July 31, 2013, filed on September 5, 2013, File No. 1-34956

Dear Mr. Thompson:

This letter sets forth the responses of Conn’s, Inc. (the “Company”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated November 19, 2013 (the “Comment Letter”) with respect to the Form 10-K filed on April 5, 2013 and Form 10-Q filed on September 5, 2013.

For the convenience of the Staff, we have set forth below, in boldface type, the number and text of each comment in the Comment Letter followed by the Company’s responses thereto.

Form 10-Q for Fiscal Quarter Ended July 31, 2013

Management’s Discussion and Analysis of Financial Condition and Results of Operations, Page 14

Customer Receivable Portfolio Data, page 16

1.	We note the percent of account balances 60+ days past due to the total outstanding balance of customer receivables increased 70 basis points as of July 31, 2013 as compared to July 31, 2012. Moreover, it appears you have experienced a notable uptick in “late stage” (91-209 days past due) delinquencies during the six months ended July 31, 2013 based on page 12 of the September 2013 earnings conference call presentation available on your website. In view of the preceding, please explain to us why the percent of total bad debt allowance to total outstanding customer receivable balance decreased 40 basis points and the percent of total bad debt allowance to account balances 60+ days past due decreased from 88.4% at July 31, 2012 to 77.4% at July 31, 2013. Likewise, explain why the percent of bad debt charge-offs (net of recoveries) to average outstanding balance, annualized, decreased from 8.5% at July 31, 2012 to 6.6% at July 31, 2013. Also, please tell us your consideration of including this type of discussion in Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Response:

The decline in the total allowance for uncollectible accounts as a percentage of total outstanding customer receivable balance was due to the decline in the required reserve level for restructured accounts.

Please find below a summary of our customer accounts receivable and related allowance for uncollectible accounts as of July 31, 2013 and 2012, segregated between customer accounts receivable and restructured accounts. Customer accounts receivable include all accounts for which payment term has not been cumulatively extended over 90 days or refinanced. Restructured accounts includes all accounts for which payment term has been cumulatively extended over 90 days and accounts refinanced.

Conn’s, Inc. | 4055 Technology Forest Boulevard, Suite 210 | The Woodlands, Texas 77381

December 4, 2013

(dollars in thousands)	Customer Accounts Receivables (a)	Restructured Accounts (b)	Totals
As of July 31, 2013-
Total Account Balances	$802,747	$40,324	$843,071
Account Balances 60+ Days Past Due	$55,604	$13,554	$69,158
Percentage of Account Balances 60+ Days Past Due	6.9%	33.6%	8.2%
Allowance for Uncollectible Accounts	$37,120	$16,404	$53,524
Allowance as % of Total Account Balances	4.6%	40.7%	6.3%
Allowance as % of 60+Day Past Due Balances	66.8%	121.0%	77.4%
As of July 31, 2012-
Total Account Balances	$625,888	$35,852	$661,740
Account Balances 60+ Days Past Due	$35,658	$14,079	$49,737
Percentage of Account Balances 60+ Days Past Due	5.7%	39.3%	7.5%
Allowance for Uncollectible Accounts	$26,353	$17,653	$44,006
Allowance as % of Total Account Balances	4.2%	49.2%	6.7%
Allowance as % of 60+Day Past Due Balances	73.9%	125.4%	88.5%

(a)	Reserve based on estimated charge-offs over the next 12-month period.
(b)	Reserves for restructured accounts are calculated based on the present value of cash flows expected to be collected over the expected life of those accounts.

Our overall allowance for uncollectible accounts as a percentage of the total portfolio balance declined from 6.7% as of July 31, 2012 to 6.3% as of July 31, 2013. The year-over-year decline was driven by an improvement in the quality of customer balances included within restructured accounts (as shown by the lower 60+ day delinquency year-over-year and charge-off rates (see table below)) and a 60 basis point decline in the relative proportion of the total restructured account balance to the total customer receivable portfolio balance from July 31, 2012. The impact of this decline was partially offset by a 40 basis point increase in the allowance for uncollectible accounts as a percentage of non-restructured customer accounts receivables due to the impact of the increase in delinquency experienced during the three-month period ended July 31, 2013.

For restructured accounts, the allowance for uncollectible accounts as a percentage of the portfolio balance was 49.2% as of July 31, 2012 as compared to 40.7% as of July 31, 2013. This 850 basis point reduction reflects the impact of stricter re-age and charge-off policies implemented during our fiscal year ended January 31, 2012 on the performance of the restructured account portfolio. The revisions made to our re-age program limited the maximum number of months an account can be extended over the life of the contract to 12 months. The revised policies also strengthened provisions requiring that the customer demonstrate that the reason for delinquency has been resolved and show his or her willingness and ability to resume making contractual monthly payments before an account is re-aged. As incorporated in our discounted cash flow model and anticipated in the related established reserve level, the impact of these policy changes was not fully realized as of July 31, 2012. While declining gradually, charge-offs as a percentage of the restructured account portfolio remained elevated through the quarter ended January 31, 2013.

As of July 31, 2013, 95% of the restructured account portfolio was re-aged under the stricter program guidelines with the balance representing performing vintage accounts. The percentage of restructured accounts 60+ days past due declined from 39.3% as of July 31, 2012 to 33.6% as of July 31, 2013, as disclosed on page 16 of our Form 10-Q. The estimated effects of these changes on projected future cash flows were reflected in our models at the end of each period. We adjusted our allowance for uncollectible accounts at the end of each quarter based on this analysis.

For non-restructured accounts, the allowance for uncollectible accounts as a percentage of the outstanding balance rose from 4.2% as of July 31, 2012 and 4.1% as of April 30, 2013 to 4.6% as of July 31, 2013, due to execution issues we encountered in our collection operations during the three-month period ended July 31, 2013. This resulted in an elevation in delinquency rates and higher than anticipated charge-offs during the period. The estimated effect of this matter and delinquency changes were reflected in our projection model, driving an increase in the losses we expected to realize over the next 12-month period. We adjusted our allowance for uncollectible accounts based on this analysis. In addition to tabular information and related notes provided on page 16 with respect to credit portfolio performance and other data in our Form 10-Q for the fiscal quarter ended July 31, 2013, we also discuss on pages 20 and 23 that the year-over-year increase in provision for bad debts was driven in part by a deterioration in the delinquency rate for accounts greater than 60 days past due from 6.7% as of April 30, 2013 to 8.2% as of July 31, 2013.

December 4, 2013

The percent of bad debt charge-offs (net of recoveries) to average outstanding balance, annualized, decreased from 8.5% for the six months ended July 31, 2012 to 6.6% for the six months ended July 31, 2013 due to the impact of the implementation of stricter re-age and charge-off policies during fiscal 2012 on restructured accounts (discussed above). Please find below a summary of our average accounts receivable balance and related bad debt charge-offs for the six months ended July 31, 2013 and 2012, segregated between customer accounts receivable and restructured accounts.

	Customer
	Accounts	Restructured
(dollars in thousands)	Receivables	Accounts	Totals
Six Months ended July 31, 2013-
Average Outstanding Account Balances	$741,108	$39,716	$780,824
Bad Debt Charge-Offs, net	$19,661	$6,070	$25,731
Annualized Bad Debt Charge-Offs (net) Percentage	5.3%	30.6%	6.6%
Six Months ended July 31, 2012-
Average Outstanding Account Balances	$600,299	$41,466	$641,765
Bad Debt Charge-Offs, net	$15,932	$11,226	$27,158
Annualized Bad Debt Charge-Offs (net) Percentage	5.3%	54.1%	8.5%

Our established reserves at the end of each quarter (including January 31, 2012 and July 31, 2012) contemplated this higher level of charge-offs in the prior-year period. In our Form 10-K for the year ended January 31, 2013, we discussed on pages 10, 11 and 61 that the implementation of stricter re-age and charge-off policies resulted in delinquent, highly re-aged accounts moving through delinquency to charge-off status more quickly, reducing the number of the accounts in the active portfolio and resulted in higher charge-off levels than we would have otherwise incurred during the second half of fiscal 2012 and fiscal 2013. We further disclosed that we believed the effect was temporary (see actual charge-off percentages for restructured accounts above).

2.	We note the increase in the percent of total outstanding customer receivables represented by promotional receivables. Please tell us your consideration of disclosing: a) the reasonably likely impact on your financial position and results of operations of the recent trend of issuing increasing amounts of credit on promotional terms; and b) the pertinent terms of the promotional credit/receivables. Also, please tell us your consideration of disclosing why the allowance for these programs has declined from 4.3% in the year-ago period to 3.4% at July 31, 2013. Refer to Item 303(a)(3) of Regulation S-K.

Response:

The decline in the allowance for promotional receivables as a percentage of the related receivable balance is due to a year-over-year reduction in customer satisfaction of the short-term, interest free program requirements.

Within Management’s Discussion and Analysis of Financial Condition and Results of Operations in our Form 10-Q, we disclose on page 16 the percentage of total outstanding balance represented by promotional receivables. Additionally, we disclose within our Form 10-Q on pages 21 and 22 that the portfolio interest and fee yield declined 50 basis points year-over-year and 10 basis points sequentially, to 17.9%, as a result of increased short-term, no-interest financing.

As disclosed on page 62 of our Form 10-K, for the fiscal year ended January 31, 2013, interest income is recognized on interest-free, promotional credit programs based on the Company’s historical experience related to customers that fail to satisfy the requirements of the interest-free programs. The term of the programs offered during the year ended January 31, 2013 and the six months ended July 31, 2013 did not exceed 12 months.

December 4, 2013

The allowance for promotional credit programs represents the portion of the balance reported within non-restructured accounts receivable at the end of each period which is not expected to be realized due to customers satisfying the requirements of the interest-free programs and is based on historical experience. We separately provide these amounts in our tabular footnote disclosure to assist financial statement users in understanding the impact of promotional programs from period-to-period on our financial position on page 8 of our Form 10-Q. The allowance for promotional credit programs declined from 4.3% of the balance outstanding as of July 31, 2012 to 3.4% as of July 31, 2013 based on realized changes over the past 12 months in customer satisfaction of the interest-free program requirements. We update customer performance data and our estimates each quarter and reflect such changes in our established reserves.

Our projection model used in determining the allowance for uncollectible accounts includes promotional receivable accounts.

* * * * * * * *

We acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should any member of the Staff have any questions or additional comments regarding the responses to the Comment Letter set forth above, please do not hesitate to call the undersigned at (936) 230-5866.

Sincerely,

/s/ Brian E. Taylor
Brian E. Taylor

cc:	Robyn Manuel, Securities and Exchange Commission

Theodore M. Wright, Conn’s, Inc.

Robert F. Bell, Conn’s, Inc.